Exhibit 99.1

Agria Reports Financial Results for the Fiscal Year Ended June 30, 2015

- Operating Profit Up 29% Excluding Foreign Currency Impact -

Hong Kong, China – August 21, 2015 – Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agricultural company, today announced its financial results for the fiscal year ended June 30, 2015.

Note: All figures refer to the fiscal year 2015 unless otherwise noted. All comparisons are to the fiscal year 2014 unless otherwise noted.

Financial Highlights:

w	Revenue was $944.7 million, a decrease of 7.7%. Excluding changes in foreign currency exchange rates, revenue decreased 1.1% to $1.0 billion. Revenue decreased 16% in Seed and Grain, 5% in Crop Protection, Nutrients and Merchandise, and increased 2% for Rural Services.

w	Operating profit was $41.3 million, an increase of 19.3%. Excluding changes in foreign currency exchange rates, operating profit increased 29% to $44.8 million. Operating profit increased 22% in Seed and Grain, while declining 4% in Crop Protection, Nutrients and Merchandise and 9% in Rural Services. Operating profit growth was driven by gross margin expansion of 130 basis points to 26.6%.

w	Net profit was $14.7 million, a decrease of 43.8%. The decrease in net profit reflects the negative impact of changes in foreign currency exchange rates, a decline in income from non-operating items, increased financing costs, and higher income tax expense. Net profit attributable to shareholders decreased 107.6% to loss of $0.5 million, or loss of $0.004 per share.

Mr. Alan Lai, Agria’s Executive Chairman, commented, “We are pleased to announce our fiscal 2015 financial results, as we once again delivered operating profit growth amidst challenging market conditions. We continue to emphasize profitability and operational efficiency over revenue growth as a core strategy for managing our business. Our results this year were impacted by unfavorable changes in the NZD/USD exchange rate. However for fiscal year 2015, our operating profit was up 19% over fiscal 2014, despite an 8% decrease in revenue. This growth was driven by Seed and Grain, for which operating profit increased by an impressive 22% over the prior fiscal year.”

Mr. Lai continued, “Meanwhile, our subsidiary PGG Wrightson announced several new partnerships and acquisitions in the second half of the year to help us continue to advance our international footprint and strengthen our position for future growth. Notably, our recently-acquired interest in Agrocentro Uruguay serves as an integral component in our expansion in South America, which is a high potential market for us. We continue to evaluate new opportunities to strategically expand our business, and fuel sustainable and profitable growth for the years to come.”

Business Highlights

The following table summarizes the results of business segments for the fiscal years ended June 30, 2015 and 2014.

(In conformity with IFRS as issued by the IASB)

	Revenue		Operating Profit
	2015	2014	2015	2014
	US$’000	US$’000	US$’000	US$’000
Seed & Grain	323,547	384,930	28,716	23,523
Crop Protection, Nutrients & Merchandise	384,706	406,327	21,484	22,484
Rural Services	236,461	232,314	19,935	21,794
Corporate	-	-	(28,793)	(33,149)
Total	944,714	1,023,571	41,342	34,652

Seed and Grain

Operating profit of $28.7 million was 41% of the group total before corporate overhead, and was up 22%. Revenue was $323.5 million, which constituted 34% of group revenue, and was down 16%. The Company’s focus on more profitable sales in this segment resulted in profit growth despite a decline in sales. Seed sales were strong in New Zealand and Australia, and were driven largely by higher-margin products, such as proprietary herbs and legumes. The Company’s strategic shift in product mix contributed to the increase in operating margin, compared to fiscal 2014. However South America experienced extremely wet conditions during fiscal 2015, which reduced demand for both crop seed and agricultural chemicals.

Crop Protection, Nutrients, and Merchandise

Operating profit of $21.5 million was 31% of the group total before corporate overhead, and was down 4%. Revenue was $384.7 million, which constituted 41% of group revenue, and was down 5%. Revenue decline was due to the negative impact of changes in foreign currency exchange rates. Excluding this impact, operating profit increased due to strong performance in retail sales for Rural Supplies, Fruitfed and Agritrade businesses in New Zealand and Australia. Retail sales were down in the second half of the fiscal year, which is the typical seasonal pattern.

Rural Services

Operating profit of $19.9 million was 28% of the group total before corporate overhead, and was down 9%. Revenue was $236.5 million, which constituted 25% of group revenue, and was up 2%. The decrease in operating profit was driven by the Company’s Real Estate business due to fewer farm listings coming to market compared to the prior fiscal year, as well as lower activity in dairy herd sales and reduced lamb prices. This was partially offset by high beef prices and strong demand from cattle processors in the Livestock business. Livestock profit grew almost 9%, on revenue growth of 5%. Profit from Other Rural Services was down 25% due to the reduced Real Estate market. Wool profits were largely in line with fiscal 2014.

Conference Call

Agria will discuss its financial results and outlook in a conference call on August 21, 2015 at 8:30 a.m. Eastern Time/8:30 p.m. Beijing time. The call will be hosted by Mr. John Fulton, Chief Financial Officer, and Mr. Kean Seng U, Head of Corporate and Legal Affairs. Investors interested in participating in the live call should dial +1 (719) 325-2435 and enter passcode 5708017. A simultaneous live webcast will be available on the Company’s website at www.agriacorp.com. A replay of the call will be available either via telephone or webcast until August 28, 2015. The telephone replay can be accessed by dialing +1 (858) 384-5517 and entering passcode 5708017. The webcast replay can be accessed in the Investor Center on the Company’s website.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

ICR, LLC

Bill Zima

Phone (U.S.): +1 (203) 682-8233

Phone (China): +86 139 1167 3120

Email: bill.zima@icrinc.com

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(UNAUDITED)

(In conformity with IFRS as issued by the IASB)	For the year ended June 30,
	2015	2014
	US$’000	US$’000

Revenue	944,714	1,023,571
Cost of sales	(693,804)	(764,995)
Gross profit	250,910	258,576
Other income	312	237
Operating expenses	(209,880)	(224,161)
Operating profit	41,342	34,652
Equity accounted earnings of associates	140	2,094
Non-operating items	(1,891)	4,750
Fair value adjustments	(18)	1,089
Profit before interest and tax	39,573	42,585
Net interest and finance costs	(12,318)	(9,285)
Profit before tax	27,255	33,300
Income tax	(12,567)	(7,153)
Profit for the year	14,688	26,147

Attributable to:
Equity holders of the Company	(451)	5,896
Non-controlling interests	15,139	20,251
	14,688	26,147
Earnings/(loss) per ordinary share (US$)
Basic	(0.004)	0.05
Diluted	(0.004)	0.05

No. of ordinary shares outstanding	110,766,600	110,766,600

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(In conformity with IFRS as issued by the IASB)	As at June 30	As at June 30
	2015	2014
	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	9,886	13,958
Accounts receivable, prepayments and other current assets	189,938	223,274
Inventories and biological assets	180,644	217,607
Total current assets	380,468	454,839

Non-current assets:
Property, plant and equipment, net	88,993	104,603
Intangible assets	6,899	7,348
Goodwill	3,299	3,278
Other non-current assets	10,846	23,314
Deferred tax asset	8,386	9,658
Total non-current assets	118,423	148,201
Total assets	498,891	603,040

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long-term bank borrowings	54,160	38,864
Accounts payable, accrued expenses and other liabilities	201,310	226,854
Total current liabilities	255,470	265,718

Non-current liabilities:
Long-term bank borrowing, net of current portion	60,785	79,142
Other long-term liabilities	15,118	42,367
Total non-current liabilities	75,903	121,509
Total liabilities	331,373	387,227

Equity:
Equity of the Company	56,602	75,286
Non-controlling interests	110,916	140,527
Total equity	167,518	215,813
Total liabilities and equity	498,891	603,040

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is completed on our year-end financial statements, which could result in significant differences from this unaudited financial information.